UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Opendoor Technologies Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

683712 103

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th St., 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 683712 103

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,533,201 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,533,201 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,533,201 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.86%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on an aggregate of 604,641,158 shares of Common Stock issued and outstanding as of August 4, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2021.

CUSIP No. 683712 103

1	NAME OF REPORTING PERSON. AI LiquidRE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,533,201 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 47,533,201 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,533,201 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.86%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on an aggregate of 604,641,158 shares of Common Stock issued and outstanding as of August 4, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 11, 2021.

CUSIP No. 683712 103

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 47,533,201 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 47,533,201 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,533,201 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.86%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on an aggregate of 604,641,158 shares of Common Stock issued and outstanding as of August 4, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 11, 2021.

Amendment No. 1 to Schedule 13D

This amendment to Schedule 13D is being filed by Access Industries Management, LLC (“AIM”), AI LiquidRE LLC (“AIL”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of shares of common stock, $0.0001 par value per share (the “Common Stock”), of Opendoor Technologies Inc. (the “Issuer”) by the Reporting Persons in certain open market transactions.

The Schedule 13D (the “Schedule”) filed with the SEC on December 28, 2020 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 3	Source and Amount of Funds or Other Considerations

The disclosure in Item 3 is hereby supplemented by adding the following at the end thereof:

On August 19, 2021, AIL purchased 5,213,745 shares of Common Stock at a weighted average price of $14.8079 per share in open market transactions.1 AIL funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

On August 20, 2021, AIL purchased 2,934,442 shares of Common Stock at a weighted average price of $15.1026 per share in open market transactions.2 AIL funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

On August 23, 2021, AIL purchased 2,327,465 shares of Common Stock at a weighted average price of $16.0376 per share in open market transactions.3 AIL funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

On August 24, 2021, AIL purchased 2,418,107 shares of Common Stock at a weighted average price of $17.0709 per share in open market transactions.4 AIL funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

[1]

These shares were purchased in multiple transactions at prices ranging from $14.23 to $15.10, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

[2]

These shares were purchased in multiple transactions at prices ranging from $14.76 to $15.435, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

[3]

These shares were purchased in multiple transactions at prices ranging from $15.35 to $16.40, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

[4]

These shares were purchased in multiple transactions at prices ranging from $16.50 to $17.31, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

47,533,201 shares of Common Stock are owned directly by AIL and may be deemed to be beneficially owned by AIM and Len Blavatnik because (i) AIM is the controlling entity of AIL and (ii) Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIL. Each of the Reporting Persons (other than AIL), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit	Description

99.3.1	Joint Filing Agreement, dated as of August 24, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2021

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

AI LIQUIDRE LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

*
	Name:	Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
Attorney-in-Fact